Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Earnings:
Pretax income	$63,925	$44,042	$198,934	$152,863
Add fixed charges as adjusted (from below)	35,382	34,653	106,666	105,573
	$99,307	$78,695	$305,600	$258,436
Fixed charges:
Interest expense:
Corporate	$32,339	$32,144	$97,415	$97,217
Amortization of deferred financing costs	1,229	894	3,635	3,259
1/3 of rental expense	1,814	1,615	5,616	5,097
Fixed charges	$35,382	$34,653	$106,666	$105,573
Ratio (earnings divided by fixed charges)	2.81	2.27	2.87	2.45